UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

8 December 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Rose Rock Midstream, L.P.

File No. 333-176260 -- CF# 27410

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Rose Rock Midstream, L.P. submitted an application under Rule 406 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 12, 2011, as amended on September 30, 2011, and October 11, 2011.

Based on representations by Rose Rock Midstream, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through September 1, 2017
Exhibit 10.9	through September 1, 2017
Exhibit 10.10	through September 1, 2017
Exhibit 10.11	through September 1, 2017
Exhibit 10.12	through September 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel